Exhibit 99.1 – Regency GP LP Consolidated Balance Sheet

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners

Regency GP LP:

We have audited the accompanying consolidated balance sheet of Regency GP LP and subsidiaries as of December 31, 2009. This consolidated financial statement is the responsibility of the Partnership’s management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the consolidated balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Regency GP LP and subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

March 1, 2010

Regency GP LP

Consolidated Balance Sheet

(in thousands)

December 31, 2009
ASSETS
Current Assets:
Cash and cash equivalents	$9,828
Restricted cash	1,511
Trade accounts receivable, net of allowance of $1,130	30,433
Accrued revenues	95,240
Related party receivables	6,222
Derivative assets	24,987
Other current assets	10,556

Total current assets	178,777
Property, Plant and Equipment:
Gathering and transmission systems	465,959
Compression equipment	823,060
Gas plants and buildings	159,596
Other property, plant and equipment	162,433
Construction-in-progress	95,547

Total property, plant and equipment	1,706,595
Less accumulated depreciation	(250,160)

Property, plant and equipment, net	1,456,435
Other Assets:
Investment in unconsolidated subsidiary	453,120
Long-term derivative assets	207
Other, net of accumulated amortization of debt issuance costs of $10,743	19,468

Total other assets	472,795
Intangible Assets and Goodwill:
Intangible assets, net of accumulated amortization of $33,929	197,294
Goodwill	228,114

Total intangible assets and goodwill	425,408

TOTAL ASSETS	$2,533,415

LIABILITIES & PARTNERS’ CAPITAL AND NONCONTROLLING INTEREST
Current Liabilities:
Trade accounts payable	$44,912
Accrued cost of gas and liquids	76,657
Related party payables	2,312
Deferred revenue, including related party amounts of $338	11,292
Derivative liabilities	12,256
Escrow payable	1,511
Other current liabilities	12,368

Total current liabilities	161,308
Long-term derivative liabilities	48,903
Other long-term liabilities	14,183
Long-term debt, net	1,014,299
Commitments and contingencies
Series A convertible redeemable preferred units, redemption amount $83,891	51,711
Partners’ Capital and Noncontrolling Interest:
Partners’ capital	19,210
Noncontrolling interest	1,223,801

Total partners’ capital and noncontrolling interest	1,243,011

TOTAL LIABILITIES AND PARTNERS’ CAPITAL AND NONCONTROLLING INTEREST	$2,533,415

See accompanying notes to consolidated balance sheet

Regency GP LP

Notes to the Consolidated Balance Sheet

1. Organization and Basis of Presentation

Organization of Regency GP LP. Regency GP LP (the “General Partner”) is the general partner of Regency Energy Partners LP. The General Partner owns a 2 percent general partner interest and incentive distribution rights in Regency Energy Partners, a Delaware limited partnership. The General Partner’s general partner is Regency GP LLC.

Organization of Regency Energy Partners LP. Regency Energy Partners LP and its subsidiaries (the “Partnership”) are engaged in the business of gathering, processing, contract compression, and transporting natural gas and natural gas liquids (“NGLs”). The Partnership operates in four business segments: gathering and processing, transportation, contract compression, and corporate and others. The total respective assets as of December 31, 2009 for those segments were $1,046,619,000, $453,120,000, $926,213,000 and $107,463,000.

Basis of Presentation. The General Partner has no independent operations and no material assets outside those of the Partnership. The number of reconciling items between the consolidated balance sheet and that of the Partnership are few. The most significant difference is that relating to noncontrolling interest ownership in the General Partner’s net assets by certain limited partners of the Partnership, and the elimination of General Partner’s investment in the Partnership.

In March 2009, the Partnership contributed RIGS to a HPC in exchange for a noncontrolling interest in that joint venture. Accordingly, the Partnership no longer consolidates RIGS in its financial statements, and accounts for its investment in HPC under the equity method. Transactions between the Partnership and HPC involve the transportation of natural gas and the provision of administrative support. Because these transactions are immediately realized, the Partnership does not eliminate these transactions with its equity method investee.

2. Summary of Significant Accounting Policies

Use of Estimates. These consolidated financial statements have been prepared in conformity with GAAP, which includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Although these estimates are based on management’s available knowledge of current and expected future events, actual results could be different from those estimates.

Consolidation. The General Partner consolidates the balance sheet of the Partnership with that of the General Partner. This accounting consolidation is required because the General Partner owns 100 percent of the general partner interest in the Partnership, which gives the General Partner the ability to exercise control over the Partnership.

Cash and Cash Equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Restricted Cash. Restricted cash of $1,511,000 is held in escrow for purchase indemnifications related to the El Paso acquisition and for environmental remediation projects. A third-party agent invests funds held in escrow in US Treasury securities. Interest earned on the investment is credited to the escrow account.

Equity Method Investments. The equity method of accounting is used to account for the Partnership’s interest in investments of greater than 20 percent voting interest or exerts significant influence over an investee and where the Partnership lacks control over the investee. The Partnership’s investment in unconsolidated subsidiary is recorded in the transportation segment.

Property, Plant and Equipment. Property, plant and equipment is recorded at historical cost of construction or, upon acquisition, the fair value of the assets acquired. Sales or retirements of assets, along with the related accumulated depreciation, are included in operating income unless the disposition is treated as discontinued operations. Natural gas and NGLs used to maintain pipeline minimum pressures is capitalized and classified as property, plant and equipment. Financing costs associated with the construction of larger assets requiring ongoing efforts over a period of time are capitalized. For the year ended December 31, 2009 the Partnership capitalized interest of $1,722,000. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.

The Partnership accounts for its asset retirement obligations by recognizing on its balance sheet the net present value of any legally-binding obligation to remove or remediate the physical assets that it retires from service, as well as any similar obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Partnership. While the Partnership is obligated under contractual agreements to remove certain facilities upon their retirement, management is unable to reasonably determine the fair value of such asset retirement obligations because the settlement dates, or ranges thereof, were indeterminable and could range up to 95 years, and the undiscounted amounts are immaterial. An asset retirement obligation will be recorded in the periods wherein management can reasonably determine the settlement dates.

Depreciation of plant and equipment is recorded on a straight-line basis over the following estimated useful lives.

Functional Class of Property	Useful Lives (Years)
Gathering and transmission systems	5 – 20
Compression equipment	10 – 30
Gas plants and buildings	15 – 35
Other property, plant and equipment	3 – 10

Intangible Assets. Intangible assets consisting of (i) permits and licenses, (ii) customer contracts, (iii) trade name, and (iv) customer relations are amortized on a straight line basis over their estimated useful lives, which is the period over which the assets are expected to contribute directly or indirectly to the Partnership’s future cash flows. The estimated useful lives range from three to 30 years.

The Partnership assesses long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts exceed the fair value of the assets. The Partnership did not record any impairment in 2009.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment annually based on the carrying values as of December 31, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered. Impairment occurs when the carrying amount of a reporting unit exceeds its fair value. At the time it is determined that an impairment has occurred, the carrying value of the goodwill is written down to its fair value. To estimate the fair value of the reporting units, the Partnership makes estimates and judgments about future cash flows, as well as revenues, cost of sales, operating expenses, capital expenditures and net working capital based on assumptions that are consistent with the Partnership’s most recent forecast. No impairment was indicated for the year ended December 31, 2009.

Other Assets, net. Other assets, net primarily consists of debt issuance costs, which are capitalized and amortized to interest expense, net over the life of the related debt. Taxes incurred on behalf of, and passed through to, the Partnership’s compression customers are accounted for on a net basis.

Gas Imbalances. Quantities of natural gas or NGLs over-delivered or under-delivered related to imbalance agreements are recorded monthly as other current assets or other current liabilities using then current market prices or the weighted average prices of natural gas or NGLs at the plant or system pursuant to imbalance agreements for which settlement prices are not contractually established. Within certain volumetric limits determined at the sole discretion of the creditor, these imbalances are generally settled by deliveries of natural gas. Imbalance receivables and payables as of December 31, 2009 were immaterial.

Derivative Instruments. The Partnership’s net income and cash flows are subject to volatility stemming from changes in market prices such as natural gas prices, NGLs prices, processing margins and interest rates. The Partnership uses ethane, propane, butane, natural gasoline, and condensate swaps to create offsetting positions to specific commodity price exposures. Derivative financial instruments are recorded on the balance sheet at their fair value on a net basis by settlement date. The Partnership employs derivative financial instruments in connection with an underlying asset, liability and/or anticipated transaction and not for speculative purposes. Derivative financial instruments qualifying for hedge accounting treatment have been designated by the Partnership as cash flow hedges. The Partnership enters into cash flow hedges to hedge the variability in cash flows related to a forecasted transaction. At inception, the Partnership formally documents the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing correlation and hedge effectiveness. The Partnership also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives are highly effective in offsetting changes in cash flows of the hedged item. Furthermore, the Partnership regularly assesses the creditworthiness of counterparties to manage the risk of default. If the Partnership determines that a derivative is no longer highly effective as a hedge, it discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings. For cash flow hedges, changes in the derivative fair values, to the extent that the hedges are effective, are recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. Any ineffective portion of a cash flow hedge’s change in value is recognized immediately in earnings. In the statement of cash flows, the effects of settlements of derivative instruments are classified consistent with the related hedged transactions. For the Partnership’s derivative financial instruments that were not designated for hedge accounting, the change in market value is recorded as a component of net unrealized and realized gain (loss) from derivatives in the consolidated statements of operations.

Income Taxes. The Partnership is generally not subject to income taxes, except as discussed below, because its income is taxed directly to its partners. The Partnership is subject to the gross margin tax enacted by the state of Texas. The Partnership has wholly-owned subsidiaries that are subject to income tax and provides for deferred income taxes using the asset and liability method for these entities. Accordingly, deferred taxes are recorded for differences between the tax and book basis that will reverse in future periods. The Partnership’s deferred tax liability of $6,996,000 as of December 31, 2009 relates to the difference between the book and tax basis of property, plant and equipment and intangible assets and is included in other long-term liabilities in the accompanying consolidated balance sheet. The Partnership follows the guidance for uncertainties in income taxes where a liability for unrecognized tax benefit is recorded for a tax position that does not meet the “more likely than not” criteria. The Partnership has not recorded any uncertain tax positions meeting the more likely than not criteria as of December 31, 2009.

As of December 31, 2009, the IRS is conducting an audit to the tax returns of Pueblo Holdings Inc., a fully owned subsidiary of the Partnership, for tax years ended December 31, 2007 and December 31, 2008. In addition, on January 27, 2010, the IRS mailed two “Notice of Beginning of Administrative Proceeding” to the Partnership stating the IRS is commencing audits of the Partnership’s 2007 and 2008 partnership tax returns.

Noncontrolling Interest. Noncontrolling interest represents noncontrolling ownership interest in the net assets of the Partnership. The noncontrolling interest attributable to the limited partners of the Partnership consists of common units of the Partnership and the noncontrolling interest in a subsidiary. The non-affiliated interest in the noncontrolling interest as of December 31, 2009 was $903,243,000.

Recently Issued Accounting Standards. In June 2009, the FASB issued guidance that significantly changed the consolidation model for variable interest entities. The guidance is effective for annual reporting periods that begin after November 15, 2009, and for interim periods within that first annual reporting period. The Partnership has evaluated this guidance and determined that it will have no impact on its financial position, results of operations or cash flows as a result of adopting this guidance on January 1, 2010.

In January 2010, the FASB issued guidance requiring improved disclosure of transfers in and out of Levels 1 and 2 for an entity’s fair value measurements, such requirement becoming effective for interim and annual periods beginning after December 15, 2009. Further, additional disclosure of activities such as purchases, sales, issuances and settlements of items relying on Level 3 inputs will be required, such requirements becoming effective for interim and annual periods beginning after December 15, 2010. The Partnership has evaluated this guidance and determined that it will have no impact on its financial position, results of operations or cash flows upon adopting this guidance.

3. Acquisitions and Dispositions

HPC. In March 2009, the Partnership completed a joint venture arrangement among Regency HIG, EFS Haynesville, and the Alinda Investors. The Partnership contributed RIG, which owns the Regency Intrastate Gas System, with a fair value of $401,356,000, to HPC, in exchange for a 38 percent interest in HPC. EFS Haynesville and Alinda Investors contributed $126,928,000 and $528,284,000 in cash, respectively, to HPC in return for a 12 percent and a 50 percent interest, respectively. In September 2009, the Partnership purchased a five percent interest in HPC from EFS Haynesville for $63,000,000, increasing the Partnership’s ownership percentage from 38 percent to 43 percent. Because the transaction occurred between two entities under common control, the Partnership’s general partner interest was reduced by $10,197,000, which represented a deemed distribution of the excess purchase price over EFS Haynesville’s carrying amount.

4. Investment in Unconsolidated Subsidiary

As described in the Acquisitions and Dispositions footnote, the Partnership contributed RIG to HPC for a 38 percent partner’s interest in HPC. Subsequently, on September 2, 2009, the Partnership purchased an additional five percent partner’s interest in HPC from EFS Haynesville for $63,000,000. The summarized consolidated balance sheet of HPC as of December 31, 2009 is disclosed below.

RIGS Haynesville Partnership Co.

Condensed Consolidated Balance Sheet

December 31, 2009

(in thousands)

ASSETS
Total current assets	$39,239
Restricted cash, non-current	33,595
Property, plant and equipment, net	861,570
Total other assets	149,755

TOTAL ASSETS	$1,084,159

LIABILITIES & PARTNERS' CAPITAL
Total current liabilities	$30,967
Partners’ capital	1,053,192

TOTAL LIABILITIES & PARTNERS’ CAPITAL	$1,084,159

5. Derivative Instruments

Policies. The Partnership established comprehensive risk management policies and procedures to monitor and manage the market risks associated with commodity prices, counterparty credit, and interest rates. The General Partner is responsible for delegation of transaction authority levels, and the Risk Management Committee of the General Partner is responsible for the overall management of these risks, including monitoring exposure limits. The Risk Management Committee receives regular briefings on exposures and overall risk management in the context of market activities.

Commodity Price Risk. The Partnership is a net seller of NGLs, condensate and natural gas as a result of its gathering and processing operation. The prices of these commodities are impacted by changes in the supply and demand as well as market focus. Both the Partnership’s profitability and cash flow are affected by the inherent volatility of these commodities which could adversely affect its ability to make distributions to its unitholders. The Partnership manages this commodity price exposure through an integrated strategy that includes management of its contract portfolio, matching sales prices of commodities with purchases, optimization of its portfolio by monitoring basis and other price differentials in operating areas, and the use of derivative contracts. In some cases, the Partnership may not be able to match pricing terms or to cover its risk to price exposure with financial hedges, and it may be exposed to commodity price risk. It is the Partnership’s policy not to take any speculative positions with its derivative contracts.

The Partnership has executed swap contracts settled against NGLs (ethane, propane, butane, and natural gasoline), condensate and natural gas market prices for expected exposure in the approximate percentages set for below.

	As of December 31, 2009
	2010	2011
NGLs	80%	33%
Condensate	84%	21%
Natural gas	85%	27%

At December 31, 2009, the 2010 and 2011 natural gas and 2010 condensate swaps are accounted for as cash flow hedges; the 2011 condensate swaps are accounted for using mark-to-market accounting; and the 2010 and 2011 NGLs swaps are accounted for using a combination of cash flow hedge accounting and mark-to-market accounting.

Interest Rate Risk. The Partnership is exposed to variable interest rate risk as a result of borrowings under its credit facility. As of December 31, 2009, the Partnership had $419,642,000 of outstanding borrowings exposed to variable interest rate risk. In February 2008, the Partnership entered into two-year interest rate swaps related to $300,000,000 of borrowings under its credit facility, effectively locking the base rate for these borrowings at 2.4 percent, plus the applicable margin (3.0 percent as of December 31, 2009) through March 5, 2010. These interest rate swaps were designated as cash flow hedges.

Credit Risk. The Partnership’s resale of natural gas exposes it to credit risk, as the margin on any sale is generally a very small percentage of the total sales price. Therefore, a credit loss can be very large relative to overall profitability on these transactions. The Partnership attempts to ensure that it issues credit only to credit-worthy counterparties and that in appropriate circumstances any such extension of credit is backed by adequate collateral such as a letter of credit or a guarantee from a parent company with potentially better credit.

The Partnership is exposed to credit risk from its derivative counterparties. The Partnership does not require collateral from these counterparties. The Partnership deals primarily with financial institutions when entering into financial derivatives. The Partnership has entered into Master International Swap Dealers Association (“ISDA”) Agreements that allow for netting of swap contract receivables and payables in the event of default by either party. If the Partnership's counterparties failed to perform under existing swap contracts, the Partnership's maximum loss is $25,246,000, which would be reduced by $13,284,000 due to the netting feature. The Partnership has elected to present assets and liabilities under Master ISDA Agreements gross on the consolidated balance sheets.

Embedded Derivatives. The Series A Preferred Units contain embedded derivatives which are required to be bifurcated and accounted for separately, such as the holders’ conversion option and the Partnership’s call option. These embedded derivatives are accounted for using mark-to-market accounting. Changes in the fair value are recorded in other income and deductions, net within the consolidated statement of operations. The Partnership does not expect the embedded derivatives to affect its cash flows.

Quantitative Disclosures. The Partnership expects to reclassify $1,271,000 of net hedging losses to revenue or interest expense from accumulated other comprehensive income in the next 12 months.

The Partnership’s derivative assets and liabilities, including credit risk adjustment as of December 31, 2009 are detailed below.

	Assets	Liabilities
	(in thousands)
Derivatives designated as cash flow hedges
Current amounts
Interest rate contracts	$—	$1,067
Commodity contracts	9,525	11,200
Long-term amounts
Commodity contracts	207	931

Total cash flow hedging instruments	9,732	13,198

Derivatives not designated as cash flow hedges
Current amounts
Commodity contracts	15,514	31
Long-term amounts
Commodity contracts	—	3,378
Embedded derivatives in Series A Preferred Units	—	44,594

Total derivatives not designated as cash flow hedges	15,514	48,003

Credit Risk Assessment
Current amounts	(52)	(42)

Total derivatives	$25,194	$61,159

6. Long-term Debt

Obligations in the form of senior notes and borrowings under the credit facilities are as follows.

December 31, 2009
(in thousands)
Senior notes	$594,657
Revolving loans	419,642

Total	1,014,299
Less: current portion	—

Long-term debt	$1,014,299

Availability under revolving credit facility:
Total credit facility limit	$900,000
Unfunded Lehman commitments	(10,675)
Revolving loans	(419,642)
Letters of credit	(16,257)

Total available	$453,426

Long-term debt maturities as of December 31, 2009 for each of the next five years are as follows.

Year Ended December 31,	Amount
	(in thousands)
2010	$—
2011	419,642
2012	—
2013	357,500
2014	—
Thereafter	250,000	*

Total	$1,027,142

*	As of December 31, 2009, the carrying value of the senior notes due 2016 was $237,157,000 which included an unamortized discount of $12,843,000.

In the year ended December 31, 2009, the Partnership borrowed $191,693,000 under its credit facility; these borrowings were primarily to fund capital expenditures. During the same period, the Partnership repaid $540,780,000 with proceeds from an equity offering and issuance of senior notes due 2016.

Senior Notes due 2016. In May 2009, the Partnership and Finance Corp. issued $250,000,000 of senior notes in a private placement that mature on June 1, 2016. The senior notes bear interest at 9.375 percent with interest payable semi-annually in arrears on June 1 and December 1. The Partnership paid a $13,760,000 discount upon issuance. The net proceeds were used to partially repay revolving loans under the Partnership’s credit facility.

At any time before June 1, 2012, up to 35 percent of the senior notes can be redeemed at a price of 109.375 percent plus accrued interest. Beginning June 1, 2013, the Partnership may redeem all or part of these notes for the principal amount plus a declining premium until June 1, 2015, and thereafter at par, plus accrued and unpaid interest. At any time prior to June 1, 2013, the Partnership may also redeem all or part of the notes at a price equal to 100 percent of the principal amount of notes redeemed plus accrued interest and the applicable premium, which equals to the greater of (1) one percent of the principal amount of the note; or (2) the excess of the present value at such redemption date of (i) the redemption price of the note at June 1, 2013 plus (ii) all required interest payments due on the note through June 1, 2013, computed using a discount rate equal to the treasury rate (as defined) as of such redemption date plus 50 basis points over the principal amount of the note.

Upon a change of control, each noteholder will be entitled to require the Partnership to purchase all or a portion of its notes at a purchase price of 101 percent plus accrued interest and liquidated damages, if any. The Partnership’s ability to purchase the notes upon a change of control will be limited by the terms of our debt agreements, including the Partnership’s credit facility.

The senior notes contain various covenants that limit, among other things, the Partnership’s ability, and the ability of certain of its subsidiaries, to:

•	incur additional indebtedness;

•	pay distributions on, or repurchase or redeem equity interests;

•	make certain investments;

•	incur liens;

•	enter into certain types of transactions with affiliates; and

•	sell assets, consolidate or merge with or into other companies.

If the senior notes achieve investment grade ratings by both Moody’s and S&P and no default or event of default has occurred and is continuing, the Partnership will no longer be subject to many of the foregoing covenants. At December 31, 2009, the Partnership was in compliance with these covenants.

The senior notes are jointly and severally guaranteed by all of the Partnership’s current consolidated subsidiaries, other than Finance Corp., and by certain of its future subsidiaries. The senior notes and the guarantees are unsecured and rank equally with all of the Partnership’s and the guarantors’ existing and future unsubordinated obligations. The senior notes and the guarantees will be senior in right of payment to any of the Partnership’s and the guarantors’ future obligations that are, by their terms, expressly subordinated in right of payment to the notes and the guarantees. The senior notes and the guarantees will be effectively subordinated to the Partnership’s and the guarantors’ secured obligations, including the Partnership’s credit facility, to the extent of the value of the assets securing such obligations.

Senior Notes due 2013. In 2006, the Partnership and Finance Corp. issued $550,000,000 senior notes that mature on December 15, 2013 in a private placement. The senior notes bear interest at 8.375 percent and interest is payable semi-annually in arrears on each June 15 and December 15. In August 2007, the Partnership exercised its option to redeem 35 percent or $192,500,000 of these senior notes at a price of 108.375 percent of the principal amount plus accrued interest. Accordingly, a redemption premium of $16,122,000 and a loss on debt refinancing and unamortized loan origination costs of $4,575,000 were charged to loss on debt refinancing in the year ended December 31, 2007. Under the senior notes terms, no further redemptions are permitted until December 15, 2010.

The Partnership may redeem the outstanding senior notes, in whole or in part, at any time on or after December 15, 2010, at a redemption price equal to 100 percent of the principal amount thereof, plus a premium declining ratably to par and accrued and unpaid interest and liquidated damages, if any, to the redemption date.

Upon a change of control, each noteholder will be entitled to require the Partnership to purchase all or a portion of its notes at a purchase price of 101 percent plus accrued interest and liquidated damages, if any. The Partnership’s ability to purchase the notes upon a change of control will be limited by the terms of our debt agreements, including our credit facility.

The senior notes contain various covenants that limit, among other things, the Partnership’s ability, and the ability of certain of its subsidiaries, to:

•	incur additional indebtedness;

•	pay distributions on, or repurchase or redeem equity interests;

•	make certain investments;

•	incur liens;

•	enter into certain types of transactions with affiliates; and

•	sell assets, consolidate or merge with or into other companies.

If the senior notes achieve investment grade ratings by both Moody’s and S&P and no default or event of default has occurred and is continuing, the Partnership will no longer be subject to many of the foregoing covenants. At December 31, 2009, the Partnership was in compliance with these covenants.

The senior notes are jointly and severally guaranteed by all of the Partnership’s current consolidated subsidiaries, other than Finance Corp., and by certain of its future subsidiaries. The senior notes and the guarantees are unsecured and rank equally with all of the Partnership’s and the guarantors’ existing and future unsubordinated obligations. The senior notes and the guarantees will be senior in right of payment to any of the Partnership’s and the guarantors’ future obligations that are, by their terms, expressly subordinated in right of payment to the notes and the guarantees. The senior notes and the guarantees will be effectively subordinated to the Partnership’s and the guarantors’ secured obligations, including the Partnership’s credit facility, to the extent of the value of the assets securing such obligations.

Finance Corp. has no operations and will not have revenue other than as may be incidental as co-issuer of the senior notes. Since the Partnership has no independent operations, the guarantees are fully unconditional and joint and several of its subsidiaries, except certain wholly owned subsidiaries, the Partnership has not included condensed consolidated financial information of guarantors of the senior notes.

GECC Credit Facility. On February 26, 2009, the Partnership entered into a $45,000,000 unsecured revolving credit agreement with GECC. The proceeds of the GECC Credit Facility were available for expenditures made in connection with the Haynesville Expansion Project prior to the effectiveness of the March 17, 2009 amendment discussed below. The commitments under the GECC Credit Facility terminated on March 17, 2009. The Partnership paid a commitment fee of $2,718,000 to GECC related to this GECC Credit Facility.

Fourth Amended and Restated Credit Agreement. In February 2008, RGS’ Fourth Amended and Restated Credit Agreement was expanded to $900,000,000 and the availability for letters of credit was increased to $100,000,000. The Partnership also has the option to request an additional $250,000,000 in revolving commitments with ten business days written notice provided that no event of default has occurred or would result due to such increase, and all other additional conditions for the increase of the commitments set forth in the credit facility have been met. The maturity date of the Credit Facility is August 15, 2011.

Effective March 17, 2009, RGS amended the credit facility to authorize the contribution of RIG to HPC and allow for a future investment of up to $135,000,000 in HPC. The amendment imposed additional financial restrictions that limit the ratio of senior secured indebtedness to adjusted EBITDA. The alternate base rate used to calculate interest on base rate loans will be calculated based on the greatest to occur of a base rate, a federal funds effective rate plus 0.50 percent and an adjusted one-month LIBOR rate plus 1.50 percent. The applicable margin shall range from 1.50 percent to 2.25 percent for base rate loans, 2.50 percent to 3.25 percent for Eurodollar loans, and a commitment fee will range from 0.375 to 0.500 percent. On July 24, 2009, RGS further amended its credit facility to allow for a $25,000,000 working capital facility for RIG. These amendments did not materially change other terms of the RGS revolving credit facility.

On September 15, 2008, Lehman filed a petition in the United States Bankruptcy Court seeking relief under Chapter 11 of the United States Bankruptcy Code. As a result, a subsidiary of Lehman that is a committed lender under the Partnership’s credit facility has declined requests to honor its commitment to lend. The total amount committed by Lehman was $20,000,000 and as of December 31, 2009, the Partnership had borrowed all but $10,675,000 of that amount. Since Lehman has declined requests to honor its remaining commitment, the Partnership’s total size of the credit facility’s capacity has been reduced from $900,000,000 to $889,325,000. Further, if the Partnership makes repayments of loans against the credit facility which were, in part, funded by Lehman, the amounts funded by Lehman may not be reborrowed.

RGS must pay (i) a commitment fee equal to 0.50 percent per annum of the unused portion of the revolving loan commitments, (ii) a participation fee for each revolving lender participating in letters of credit equal to 3.0 percent per annum of the average daily amount of such lender’s letter of credit exposure, and (iii) a fronting fee to the issuing bank of letters of credit equal to 0.125 percent per annum of the average daily amount of the letter of credit exposure.

The credit facility contains financial covenants requiring RGS and its subsidiaries to maintain debt to adjusted EBITDA (as defined in the credit agreement) ratio less than 5.25, and adjusted EBITDA to interest expense ratio greater than 2.75 times. At December 31, 2009, RGS and its subsidiaries were in compliance with these covenants.

The credit facility restricts the ability of RGS to pay dividends and distributions other than reimbursements of the Partnership for expenses and payment of dividends to the Partnership to the extent of the Partnership’s determination of available cash (so long as no default or event of default has occurred or is continuing). The credit facility also contains various covenants that limit (subject to certain exceptions and negotiated baskets), among other things, the ability of RGS to:

•	incur indebtedness;

•	grant liens;

•	enter into sale and leaseback transactions;

•	make certain investments, loans and advances;

•	dissolve or enter into a merger or consolidation;

•	enter into asset sales or make acquisitions;

•	enter into transactions with affiliates;

•	prepay other indebtedness or amend organizational documents or transaction documents (as defined in the credit facility);

•	issue capital stock or create subsidiaries; or

•	engage in any business other than those businesses in which it was engaged at the time of the effectiveness of the credit facility or reasonable extensions thereof.

7. Other Assets

Intangible assets, net. Intangible assets, net consist of the following.

	Permits and Licenses	Contracts	Trade Names	Customer Relations	Total
	(in thousands)
Balance at January 1, 2009	$8,582	$126,799	$32,848	$37,417	$205,646
Disposals	(2,921)	—	—	—	(2,921)
Other	—	7,000	—	—	7,000
Amortization	(569)	(7,467)	(2,340)	(2,055)	(12,431)

Balance at December 31, 2009	$5,092	$126,332	$30,508	$35,362	$197,294

The average remaining amortization periods for permits and licenses, contracts, trade names, and customer relations are 10, 16, 13 and 18 years, respectively. The expected amortization of the intangible assets for each of the five succeeding years is as follows.

Year ending December 31,	Total
(in thousands)
2010	$12,553
2011	11,244
2012	11,002
2013	11,002
2014	11,002

Goodwill. Goodwill activity consists of the following.

	Gathering and Processing	Transportation	Contract Compression	Total
		(in thousands)
Balance at January 1, 2009	$63,232	$34,244	$164,882	$262,358
Disposals	—	(34,244)	—	(34,244)

Balance at December 31, 2009	$63,232	$—	$164,882	$228,114

On March 17, 2009, the Partnership contributed all assets of RIG, which owns the Regency Intrastate Gas System, to HPC, in exchange for an interest in HPC. As a result, goodwill associated with the transportation segment was removed from the balance sheet.

8. Fair Value Measures

On January 1, 2008, the Partnership adopted the fair value measurement provisions for financial assets and liabilities and on January 1, 2009, the Partnership applied the fair value measurement provisions to non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations. These provisions establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

•	Level 1- unadjusted quoted prices for identical assets or liabilities in active accessible markets;

•	Level 2- inputs that are observable in the marketplace other than those classified as Level 1; and

•	Level 3- inputs that are unobservable in the marketplace and significant to the valuation.

Entities are encouraged to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

Derivatives. The Partnership’s financial assets and liabilities measured at fair value on a recurring basis are derivatives related to interest rate and commodity swaps and embedded derivatives in the Series A Preferred Units. Derivatives related to interest rate and commodity swaps are valued using discounted cash flow techniques. These techniques incorporate Level 1 and Level 2 inputs such as future interest rates and commodity prices. These market inputs are utilized in the discounted cash flow calculation considering the instrument’s term, notional amount, discount rate and credit risk and are classified as Level 2 in the hierarchy. Derivatives related to Series A Preferred Units are valued using a binomial lattice model. The market inputs utilized in the model include credit spread, probabilities of the occurrence of certain events, common unit price, dividend yield, and expected volatility, and are classified as Level 3 in the hierarchy. The change in fair value of the derivatives related to Series A Preferred Units is recorded in other income and deductions, net within the statement of operations.

The following table presents the Partnership’s derivative assets and liabilities measured at fair value on a recurring basis.

	December 31, 2009
	Assets	Liabilities
	(in thousands)
Level 1	$—	$—
Level 2	25,194	16,565
Level 3	—	44,594

Total	$25,194	$61,159

The following table presents the changes in Level 3 derivatives measured on a recurring basis for the year ended December 31, 2009.

Derivatives related to Series A Preferred Units
For the Year Ended December 31, 2009
(in thousands)
Beginning Balance	$—
Issuance	28,908
Net unrealized losses included in other income and deductions, net	15,686

Ending Balance	$44,594

The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term maturities. Restricted cash and related escrow payable approximates fair value due to the relatively short-term settlement period of the escrow payable. Long-term debt, other than the senior notes, is comprised of borrowings under which, interest accrues under a floating interest rate structure. Accordingly, the carrying value approximates fair value. The estimated fair value of the senior notes due 2013 based on third party market value quotations as of December 31, 2009 was $364,650,000. The estimated fair value of the senior notes due 2016 based on third party market value quotations as of December 31, 2009 was $265,625,000.

9. Leases

The Partnership leases office space and certain equipment and the following table is a schedule of future minimum lease payments for leases that had initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009.

For the year ending December 31,	Operating	Capital
	(in thousands)
2010	$3,838	$589
2011	3,801	422
2012	3,426	436
2013	2,714	448
2014	2,351	462
Thereafter	9,975	7,101

Total minimum lease payments	$26,105	$9,458

Less: Amount representing estimated executory costs (such as maintenance and insurance), including profit thereon, included in minimum lease payments		1,890

Net minimum lease payments		7,568
Less: Amount representing interest		4,365

Present value of net minimum lease payments		$3,203

The following table sets forth the Partnership’s assets and obligations under the capital lease which are included in other current and long-term liabilities on the consolidated balance sheet.

December 31, 2009
(in thousands)
Gross amount included in gathering and transmission systems	$3,000
Gross amount included in other property, plant and equipment	560
Less accumulated depreciation	(755)

$2,805

Current obligation under capital lease	529
Non-current obligation under capital lease	2,674

$3,203

10. Commitments and Contingencies

Legal. The Partnership is involved in various claims and lawsuits incidental to its business. These claims and lawsuits in the aggregate are not expected to have a material adverse effect on the Partnership’s business, financial condition, results of operations or cash flows.

Escrow Payable. At December 31, 2009, $1,511,000 remained in escrow pending the completion by El Paso of environmental remediation projects pursuant to the purchase and sale agreement (“El Paso PSA”) related to assets in north Louisiana and the mid-continent area and a subsequent 2008 settlement agreement between the Partnership and El Paso. In the El Paso PSA, El Paso indemnified Regency Gas Services LLC, now known as Regency Gas Services LP, against losses arising from pre-closing and known environmental liabilities subject to a limit of $84,000,000 and certain deductible limits. Upon completion of a Phase II environmental study, the Partnership notified El Paso of remediation obligations amounting to $1,800,000 with respect to known environmental matters and $3,600,000 with respect to pre-closing environmental liabilities. This escrow amount will be further reduced under a specified schedule as El Paso completes its cleanup obligations and the remainder will be released upon completion.

Environmental. A Phase I environmental study was performed on certain assets located in west Texas in connection with the pre-acquisition due diligence process in 2004. Most of the identified environmental contamination had either been remediated or was being remediated by the previous owners or operators of the properties. The aggregate potential environmental remediation costs at specific locations were estimated to range from $1,900,000 to $3,100,000. No governmental agency has required the Partnership to undertake these remediation efforts. Management believes that the likelihood that it will be liable for any significant potential remediation liabilities identified in the study is remote. Separately, the Partnership acquired an environmental pollution liability insurance policy in connection with the acquisition to cover any undetected or unknown pollution discovered in the future. The policy covers clean-up costs and damages to third parties, and has a 10-year term (expiring 2014) with a $10,000,000 limit subject to certain deductibles. No claims have been made against the Partnership or under the policy.

TCEQ Notice of Enforcement. In February 2008, the TCEQ issued a Notice of Enforcement (“NOE”) concerning one of the Partnership’s processing plants located in McMullen County, Texas. The NOE alleged that, between March 9, 2006, and May 8, 2007, this plant experienced 15 emission events of various durations from four hours to 41 days, which were not reported to TCEQ and other agencies within 24 hours of occurrence. In January 2010, the TCEQ notified the Partnership in writing that it had concluded that there had been no violation and that the TCEQ would take no further action.

Keyes Litigation. In August 2008, Keyes Helium Company, LLC (“Keyes”) filed suit against Regency Gas Services LP, the Partnership, the General Partner and various other subsidiaries. Keyes entered into an output contract with the Partnership’s predecessor-in-interest in 1996 under which it purchased all of the helium produced at the Lakin, Kansas processing plant. In September 2004, the Partnership decided to shut down its Lakin plant and contract with a third party for the processing of volumes processed at Lakin; as a result, the Partnership no longer delivered any helium to Keyes. In its suit, Keyes alleges it is entitled to damages for the costs of covering its purchases of helium. Discovery ended in October 2009. A hearing on cross-motions for summary judgment took place in December 2009. A decision is expected in the first quarter of 2010. If the Partnership does not win its motion, a jury trial is scheduled for April 2010.

Kansas State Severance Tax. In August 2008, a customer began remitting severance tax to the state of Kansas based on the value of condensate purchased from one of the Partnership’s Mid-Continent gathering fields and deducting the tax from its payments to the Partnership. The Kansas Department of Revenue advised the customer that it was appropriate to remit such taxes and withhold the taxes from its payments to the Partnership, absent an order or legal opinion from the Kansas Department of Revenue stating otherwise. The Partnership has requested a determination from the Kansas Department of Revenue regarding the matter since severance taxes were already paid on the gas from which the condensate is collected and no additional tax is due. The Kansas Department of Revenue has initiated an audit of the Partnership’s condensate sales in Kansas. If the Kansas Department of Revenue determines that the condensate sales are taxable, then the Partnership may be subject to additional taxes, interest and possible penalties for past and future condensate sales.

Caddo Gas Gathering LLC v. Regency Intrastate Gas LLC. Regency Intrastate Gas LLC was a defendant in a lawsuit filed by Caddo Gas Gathering LLC (“Caddo Gas”). In February 2010, the dispute was resolved and the lawsuit dismissed with prejudice without material expense.

Remediation of Groundwater Contamination at Calhoun and Dubach Plants. Regency Field Services LLC (“RFS”) currently owns the Dubach and Calhoun gas processing plants in north Louisiana (the “Plants”). The Plants each have groundwater contamination as result of historical operations. At the time that RFS acquired the Plants from El Paso, Kerr-McGee Corporation (“Kerr-McGee”) was performing remediation of the groundwater contamination, because the Plants were once owned by Kerr-McGee and when Kerr-McGee sold the Plants to a predecessor of El Paso in 1988, Kerr-McGee retained liability for any environmental contamination at the Plants. In 2005, Kerr-McGee created and spun off Tronox and Tronox allegedly assumed certain of Kerr-McGee’s environmental remediation obligations (including its obligation to perform remediation at the Plants) prior to the acquisition of Kerr-McGee by Anadarko Petroleum Corporation. In January 2009, Tronox filed for Chapter 11 bankruptcy protection. RFS filed a claim in the bankruptcy proceeding relating to the environmental remediation work at the Plants. Tronox has thus far continued its remediation efforts at the Plants.

11. Series A Convertible Redeemable Preferred Units

On September 2, 2009, the Partnership issued 4,371,586 Series A Convertible Redeemable Preferred Units (“Series A Preferred Units”) at a price of $18.30 per unit, less a four percent discount of $3,200,000 and issuance costs of $176,000 for net proceeds of $76,624,000, exclusive of the General Partner’s contribution of $1,633,000. The Series A Preferred Units are convertible to common units under terms described below, and if outstanding, are mandatorily redeemable on September 2, 2029 for $80,000,000 plus all accrued but unpaid distributions thereon (the “Series A Liquidation Value”). The Series A Preferred Units will receive fixed quarterly cash distributions of $0.445 per unit beginning with the quarter ending March 31, 2010.

Distributions on the Series A Preferred Units will be accrued for the first two quarters (and not paid in cash) and will result in an increase in the number of common units issuable upon conversion. For the year ended December 31, 2009, total accrued distributions per unit was $0.89. If on any distribution payment date beginning March 31, 2010, the Partnership (1) fails to pay distributions on the Series A Preferred Units, (2) reduces the distributions on the common units to zero and (3) is prohibited by its material financing agreements from paying cash distributions, such distributions shall automatically accrue and accumulate until paid in cash. If the Partnership has failed to pay cash distributions in full for two quarters (whether or not consecutive) from and including the quarter ending on March 31, 2010, then if the Partnership fails to pay cash distributions on the Series A Preferred Units, all future distributions on the Series A Preferred Units that are accrued rather than being paid in cash by the Partnership will consist of the following: (1) $0.35375 per Series A Preferred Unit per quarter, (2) $0.09125 per Series A Preferred Unit per quarter (the “Common Unit Distribution Amount”), payable solely in common units, and (3) $0.09125 per Series A Preferred Unit per quarter (the “PIK Distribution Additional Amount”), payable solely in common units. The total number of common units payable in connection with the Common Unit Distribution Amount or the PIK Distribution Additional Amount cannot exceed 1,600,000 in any period of 20 consecutive fiscal quarters.

Upon the Partnership’s breach of certain covenants (a “Covenant Default”), the holders of the Series A Preferred Units will be entitled to an increase of $0.1825 per quarterly distribution, payable solely in common units (the “Covenant Default Additional Amount”). All accumulated and unpaid distributions will accrue interest (i) at a rate of 2.432 percent per quarter, or (ii) if the Partnership has failed to pay all PIK Distribution Additional Amounts or Covenant Default Additional Amounts or any Covenant Default has occurred and is continuing, at a rate of 3.429 percent per quarter while such failure to pay or such Covenant Default continues.

The Series A Preferred Units are convertible, at the holder’s option, into common units commencing on March 2, 2010, provided that the holder must request conversion of at least 375,000 Series A Preferred Units. The conversion price will initially be $18.30, subject to adjustment for customary events (such as unit splits) and until December 31, 2011, based on a weighted average formula in the event the Partnership issues any common units (or securities convertible or exercisable into common units) at a per common unit price below $16.47 per common unit (subject to typical exceptions). The number of common units issuable is equal to the issue price of the Series A Preferred Units (i.e. $18.30) being converted plus all accrued but unpaid distributions and accrued but unpaid interest thereon (the “Redeemable Face Amount”), divided by the applicable conversion price.

Commencing on September 2, 2014, if at any time the volume-weighted average trading price of the common units over the trailing 20-trading day period (the “VWAP Price”) is less than the then-applicable conversion price, the conversion ratio will be increased to: the quotient of (1) the Redeemable Face Amount on the date that the holder’s conversion notice is delivered, divided by (2) the product of (x) the VWAP Price set forth in the applicable conversion notice and (y) 91 percent, but will not be less than $10.

Also commencing on September 2, 2014, the Partnership will have the right at any time to convert all or part of the Series A Preferred Units into common units, if (1) the daily volume-weighted average trading price of the common units is greater than 150 percent of the then-applicable conversion price for twenty (20) out of the trailing thirty (30) trading days, and (2) certain minimum public float and trading volume requirements are satisfied.

In the event of a change of control, the Partnership will be required to make an offer to the holders of the Series A Preferred Units to purchase their Series A Preferred Units for an amount equal to 101 percent of their Series A Liquidation Value. In addition, in the event of certain business combinations or other transactions involving the Partnership in which the holders of common units receive cash consideration exclusively in exchange for their common units (a “Cash Event”), the Partnership must use commercially reasonable efforts to ensure that the holders of the Series A Preferred Units will be entitled to receive a security issued by the surviving entity in the Cash Event with comparable powers, preferences and rights to the Series A Preferred Units. If the Partnership is unable to ensure that the holders of the Series A Preferred Units will be entitled to receive such a security, then the Partnership will be required to make an offer to the holders of the Series A Preferred Units to purchase their Series A Preferred Units for an amount equal to 120 percent of their Series A Liquidation Value. If the Partnership enters into any recapitalization, reorganization, consolidation, merger, spin-off that is not a Cash Event, the Partnership will make appropriate provisions to ensure that the holders of the Series A Preferred Units receive a security with comparable powers, preferences and rights to the Series A Preferred Units upon consummation of such transaction.

As of December 31, 2009, accrued distributions of $3,891,000 have been added to the value of the Series A Preferred Units and increases the number of common units to 4,584,192 that may be issued upon conversion. Holders may elect to convert Series A Preferred Units to common units beginning on March 2, 2010.

Net proceeds from the issuance of Series A Preferred Units on September 2, 2009 was $76,624,000, of which $28,908,000 was allocated to the initial fair value of the embedded derivatives and recorded into long-term derivative liabilities on the balance sheet. The remaining $47,716,000 represented the initial value of the Series A Preferred Units and will be accreted to $80,000,000 by deducting the accretion amounts from partners’ capital over 20 years.

The following table provides a reconciliation of the beginning and ending balances of the Series A Preferred Units for all income statement periods presented.

	Units	Amount (in thousands)
Beginning balance as of January 1, 2009	—	$—
Original Issuance, net of discount of $3,200	4,371,586	76,624
Amount reclassed to long-term derivative liabilities	—	(28,908)
Accrued distributions	—	3,891
Accretion to redemption value	—	104

Ending balance as of December 31, 2009	4,371,586	$51,711

12. Related Party Transactions

The employees operating the assets of the Partnership and its subsidiaries and all those providing staff or support services are employees of the General Partner. Pursuant to the Partnership Agreement, the General Partner receives a monthly reimbursement for all direct and indirect expenses incurred on behalf of the Partnership. Reimbursements of $33,834,000 was recorded in the Partnership’s financial statements during the year ended December 31, 2009.

The Partnership’s contract compression segment provided contract compression services to CDM MAX LLC (“CDM MAX”). In 2009, CDM MAX was purchased by a third party and, as a result, CDM MAX is no longer a related party.

Under a Master Services Agreement with HPC, the Partnership operates and provides all employees and services for the operation and management of HPC. Under this agreement the Partnership receives $500,000 monthly as a partial reimbursement of its general and administrative costs. The Partnership also incurs expenditures on behalf of HPC and these amounts are billed to HPC on a monthly basis. For the period from March 18, 2009 to December 31, 2009, the related party general and administrative expenses reimbursed to the Partnership were $4,726,000. On December 18, 2009, the reimbursement amount was amended to $1,400,000 per month effective on the first calendar day in the month subsequent to mechanical completion of the expansion of the Regency Intrastate Gas System (February 1, 2010), subject to an annual escalation beginning March 1, 2011. The amount is recorded as fee revenue in the Partnership’s corporate and other segment. Additionally, the Partnership’s gathering and processing and contract compression segments provide processing and contract compression services to HPC.

As disclosed in Note 3, the Partnership’s contribution of RIG to HPC and the acquisition of an additional five percent interest in HPC are related party transactions. In addition, upon the formation of HPC in March 2009, the Partnership was reimbursed by HPC for construction-in-progress incurred prior to formation of HPC at the cost of $80,608,000. Subsequently, the Partnership sold an additional $7,984,000 of compression equipment to HPC.

The Partnership’s related party receivables and related party payables as of December 31, 2009 relate to HPC.